EXHIBIT 23.1
CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, the Broadcom Corporation 1998 Employee Stock Purchase Plan, as amended and restated, and the Broadcom Corporation 2007 International Employee Stock Purchase Plan, as amended, of our reports dated February 19, 2007, with respect to the consolidated financial statements and schedule of Broadcom Corporation, Broadcom Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Broadcom Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006.
/s/ Ernst & Young, LLP
Orange County, California
April 27, 2007